December 18, 2013

VIA EDGAR

Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fifth Street Senior Floating Rate Corp. Registration Statement on Form N-2 File No.: 333-191701
Dear Mr. Minore:
On behalf of Fifth Street Senior Floating Rate Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated November 8, 2013 relating to the Company’s registration statement on Form N-2 (File No. 333-191701) (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.
Registration Statement
Calculation of Registration Fee Under the Securities Act of 1933
1. We note from footnote (1) to the pricing table, appearing on the prospectus front cover page, that the Company has also granted the underwriters an over-allotment option to purchase additional shares of the Company’s common stock. Clarify, by footnote to the Calculation of Registration Fee table, that all of the over-allotment shares are also being registered.
Response: The Company has complied with this comment.
Prospectus
Pricing Table
2. In your response letter, confirm that the pricing table, as well as all of the information appearing thereunder up to, and including, the date of the prospectus, will be included as part of the information presented on the outside front cover page of the prospectus.
Response: The Company confirms that all of the information referenced in the Staff’s comment will be presented on the outside front cover page of the prospectus.

3. In your response letter, confirm that all of the consideration paid or to be paid that is currently described under “Underwriting-Additional Compensation to Underwriters,” as well as any additional consideration that will be described thereunder, is also appropriately reflected in the pricing table appearing on the prospectus cover page. See Instruction 2. to item 1.g. of Form N-2.
Response: The Company confirms that all consideration that will be paid to the underwriters in the offering contemplated by the Registration Statement will be described in the section and table referenced in the Staff’s comment.
4. In your response letter, confirm that any payments for structuring fees, additional compensation, or sales incentives will not extend beyond the offering period for the Company’s common stock.
Response: The Company confirms that all compensation or fees that will be paid by the Company to the underwriters will relate to the offering and sale of the shares of the Company’s common stock contemplated by the Registration Statement and that no such compensation or fees will relate to offering of shares of the Company’s common stock for any period thereafter.
5. Expand footnote (1) to disclose the net per common share and total proceeds to the Company, after the payment of expenses and sales load. Also disclose that the sales load (underwriting discounts and commissions) and all of the “expenses relating to this offering” will be borne by investors in this offering and, therefore, will result in immediate dilution to investors in this offering.
Response: The Company has complied with this comment.
Corporate Information (page 5)
6. We are unable to locate the Company’s referenced website www.fifthstreetsenior.com. In your response letter, please confirm that the website address is correct.
Response: The Company has corrected the website address reference contained in the Registration Statement.
Recent Developments (page 5)
7. The Company’s financial statements should be updated and presented as of September 30, 2013. The Company’s financial resources have significantly changed due to its IPO and its financial statements dated June 28, 2013, which were included in its IPO prospectus and are now also being included in this preliminary prospectus, do not portray the significant change to the Company’s capital structure since its IPO. In this regard, we note, from the disclosure contained in the Company’s various Forms 8-K, that the Company apparently has made several significant investments since its IPO which should be reflected in the “Portfolio Companies” section of the prospectus, as well as in the Company’s financial statements. The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be similarly updated. Furthermore, the NAV per share amount as of September 30, 2013 to be included in the prospectus cover page and should be supported by the Company’s update financial statements.
Response: The Company has revised the Registration Statement accordingly.
8. It is unclear whether the Company’s earnings since its IPO will support the entire amount of “dividends” declared, or whether a portion of that distribution consists of a return of common stockholders’ capital. If the latter is true, then identify the per share amount of the distribution that will constitute a return of capital. Also, to the extent applicable, disclose whether the components of the distribution will change in the event that the Company decides to sell more shares of its common stock on or before the December 16, 2013 record date.
Response: The Company advises the Staff that it currently estimates that its distributions to date do not include a tax return of capital. However, such fact will not be finally determined until the Company finalizes its tax return for the 2013/2014 tax year.
9. Please update the information contained in the second paragraph to provide the actual net asset value (“NAV”) per share of the Company’s common stock as of September 30, 2013.
Response: The Company has revised the Registration Statement accordingly.
10. Disclose why the Company is now seeking to raise additional capital through this common stock offering when it appears, based on the information contained in its most recent Form 8-K filed October 23, 2013, that the Company has only invested approximately 55% of the net proceeds of its initial public offering.
Response: As of December 18, 2013, the Company has deployed all proceeds from its July 2013 initial public offering, and has drawn $23.5 million of borrowings from its revolving credit facility, to make portfolio investments and general corporate expenditures. As a result, the Company is seeking to raise additional capital through this common stock offering in order to ensure that it will have additional capital to fund new investments in its investment pipeline and to make additional general corporate expenditures.
Distributions (page 7)
11. In the first sentence of this section, it appears that the phrase “one quarterly distribution of $0.01 per share” should be inserted after the word “made.”
Response: In addition to the $0.01 per share distribution paid by the Company in October 2013, the Company’s board of directors has declared a $0.20 per share distribution that is payable to its stockholders in January 2014. As a result, the Company has added disclosure regarding the distributions paid and/or declared to date under the section entitled “Distributions” on page 7 of the Registration Statement.
Fees and Expenses (Page 9)
12. We note the absence of the “Acquired Fund Fees & Expenses” line item from the Company’s fee table. See Instruction 10 to Item 3 of Form N-2. Please confirm to us in your response letter that the Company does not in the upcoming year intend to make investments in an “Acquired Fund,” as the item is defined in Instruction 10a. to Item 3.1 of Form N-2, at the level that triggers the need for additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in “Other Expenses” or that the Company does not intend to invest in an Acquired Fund.
Response: The Company confirms that it does not expect in the upcoming year to make investments in an “Acquired Fund,” as the term is defined in Instruction 10.a. to Item 3.1. of Form N-2, at the level that triggers the need for the additional line item of “Acquired Fund Fees & Expenses” in the “Fees and Expenses” table. In addition, the Company advises the Staff that any expenses related to anticipated investments in “Acquired Funds” in the upcoming year will be included in the “Other Expenses” line item in the event that the “Acquired Fund Fees & Expenses” line item is not required to be included.

13. Footnote (2) identifies the expenses of the offering payable “by us.” Since the holders of the Company’s common stock will indirectly pay the offering expenses, it appears that the phrase “by us” should be deleted.
Response: The Company has revised the disclosure in the footnote to clarify that the offering expenses incurred in connection with the offering contemplated by the Registration Statement will be paid indirectly by the Company’s stockholders.
14. In footnote (4), briefly explain how “gross assets” is converted to “net assets.” Also expand footnote (4) to disclose that, because the base management fee is based on the Company’s gross assets, when the Company uses leverage, the base management fee as a percentage of net assets attributable to common stock will increase.
Response: The Company has revised the disclosure accordingly.
15. Expand footnote (6) to disclose whether the Company plans to issue preferred stock during the next twelve months and, if it does, add applicable fee table and example disclosure reflecting the cost of issuing and servicing preferred stock.
Response: The Company advises the Staff that its charter does not permit the issuance of preferred stock. However, if its charter is amended to permit the issuance of preferred stock, the Company will add applicable fee table and example disclosure reflecting the cost of issuing and servicing preferred stock.
Example (page 10)
16. Because the Company’s incentive fees represent a material expense, we believe that excluding a presentation of their impact from the disclosure accompanying the Example would potentially understate the expenses that could be borne by shareholders. Therefore, the narrative accompanying the Example should also present 1, 3, 5 and 10-Year expenses assuming that the five percent return required by Form N-2 results entirely from net realized capital gains (making the entire 5% return subject to the 20% capital gains incentive fee).
Response: The Company has revised the disclosure accordingly.
Risk Factors (page 12)
17. The Division of Investment Management has recently made a number of observations about derivative related disclosure in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillian, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure, if necessary, to describe the Company’s use and risks of derivatives. In the alternative, confirm, in your response letter, that the prospectus accurately and specifically describes the Company’s use of derivatives in a manner customized to proposed Company operations.
Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company believes that its derivative disclosure is accurate and specifically describes the Company’s expected use of derivatives, if any, and their risks. Please see the risk factor titled “We may expose ourselves to risks if we engage in hedging transactions” appearing on page 27 of the Prospectus for additional detail. The Company confirms that the prospectus accurately and specifically describes the Company’s use of derivatives in a manner customized to currently proposed Company operations. To the extent the

Company enters into relevant transactions in the future, it will include specific disclosure on its use of derivatives.
18. In your response letter, confirm that the Company will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse purchase agreements, noting that they represent borrowing by the Company and, if true, that they are subject to the Company’s overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.
Response: The Company confirms that it has no current intention of engaging in reverse repurchase agreements.
Risks Related to Our Business and Structure (page 13)
19. In your response letter, confirm that the Company will not borrow from, grant security interests to, or pledge assets to affiliates.
Response: The Company confirms that it will not borrow from, grant security interests to, or pledge assets to, any affiliates that are not wholly-owned and fully consolidated with the Company.
Risks Relating to Our Common Stock (page 26)
20. Add a risk factor highlighting the limited trading history for the Company‘s common stock.
Response: The Company has revised the disclosure accordingly.
Price Range of Common Stock and Distributions (page 30)
21. Update and complete the tabular presentation of the “Year ended September 30, 2013 Fourth Quarter” to include information through the entire period ending September 30, 2013. Also update the “Year ending September 30, 2014 First Quarter” presentation to the most recent date practicable.
Response: The Company has revised the disclosure accordingly.
22. In this regard, we note, from the “Recent Developments” section, that the Company estimates its NAV per share as of September 30, 2013 will be “slightly greater” than its initial public offering price of $15.00 per share. We also note that since the Company’s IPO, shares of its common stock have regularly traded at a price below their NAV per share, and they continue to so trade. However, because the Company does not appear to have the authority under the Investment Company Act of 1940 to sell shares of its common stock to the public at a price below NAV, clarify, in your response letter, the basis for the Company’s proposed current offering of its common stock.
Response: Given that the Company does not have the authority under Section 63 of the Investment Company Act of 1940 to sell its shares of common stock below the net asset value thereof, the Company will only conduct an offering of its common stock pursuant to the Registration Statement if the public offering price per share less the sales load per share equals or is greater than the net asset value per share of the Company’s common stock.
Underwriting (page 36)
23. In the heading and sub-heading of this section, add the word “loan” before the word “underwriting” so as to distinguish this section from the “Underwriting” section appearing later in the prospectus.

Response: The Company has added the word “investment” before the word “underwriting” to the referenced heading and sub-heading in order to distinguish this section from the “Underwriting” section appearing later in the Registration Statement.
Determination in Connection with Certain Offerings (page 39)
24. Revise the disclosure to clarify that, except for as provided by the 1940 Act, the Company’s Board will determine with each offering by the Company of its shares of common stock that no sales are being made below the then current net asset value per share of the Company’s common stock. In this regard, it appears that the word “certain” should be deleted from this section, and the last paragraph should be deleted in its entirety. Furthermore, references in the second and third bullet points to the “most recently disclosed” net asset value per share of the Company’s common stock should clarify that they prefer to as most recently disclosed by the Company in its most recent periodic report that it filed with the SEC. Disclose that the processes and procedures disclosed in this section are part of the Company’s compliance policies and procedures. Also disclose that records will be made contemporaneously with all determinations described in this section and that such records will be maintained by the Company’s other records that are required to be maintained under the 1940 Act.
Response: The Company has revised the disclosure accordingly.
Dividend Reinvestment Plan (page 60)
25. Also disclose that reinvested dividends increase the Company’s gross assets on which a management fee and an incentive fee are payable to Fifth Street Management.
Response: The Company has revised the disclosure accordingly.
Underwriting (page 74)
26. Please confirm to the staff whether FINRA has approved the underwriting terms of the Company’s offering.
Response: The Company confirms to the Staff that the underwriters will comply with the applicable rules and regulations of FINRA with respect to the submission of underwriting terms for approval by FINRA.
Additional Compensation to Underwriters (page 75)
27. Disclose the types of services and the amount of fees that will be paid under the various arrangements referenced in this section. Was or is any of the consideration under these arrangements paid or payable in connection with or related to the distribution of shares of the Company’s common stock? Clarify whether the fees are one-time fees or whether they are payable annually. All such arrangements in respect of such services rendered or to be rendered, as well as the consideration paid or to the paid, should be reflected in exhibits filed as part of the registration statement.
Response: The Company advises the Staff that it has disclosed the types of services and the nature of the fees that are presently paid pursuant to the various relationships discussed in this section. The Company advises the Staff that, to date, the only consideration paid in connection with the distribution of the Company’s common stock occurred in connection with the Company’s initial public offering, and the underwriting agreement with respect thereto has been filed with the Commission. The Company will file any agreements in respect of material services to be rendered to the Company by any underwriter and the compensation to be paid thereunder as exhibits to the registration statement.

28. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.
Response: The Company advises the Staff that the Company’s investment adviser and affiliates, including Fifth Street Finance Corp., have submitted an exemptive application seeking relief to engage in certain joint transactions with that may otherwise be prohibited by Section 57(a)(4) of the 1940 Act (File no. 812-14132).
*        *        *
In the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, or Steven B. Boehm at (202) 383-0176.

Sincerely,

Harry S. Pangas